UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission file number: 001-40539

ironSource Ltd.

(Translation of registrant’s name into English)

121 Menachem Begin Street

Tel Aviv 6701203, Israel

+972-747990001

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

The following documents are attached hereto and incorporated by reference herein:

Exhibit 99.1. Unaudited Condensed Consolidated Financial Statements as of June 30, 2021.

Exhibit 99.2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The Unaudited Condensed Consolidated Financial Statements of ironSource Ltd. as of June 30, 2021 attached as Exhibit 99.1 and Management’s Discussion and Analysis of Financial Condition and Results of Operations attached as Exhibit 99.2 to this Report on Form 6-K are hereby incorporated by reference into the Registrant’s Registration Statement Form S-8, File No. 333-258690.

EXHIBIT INDEX

Exhibit No.	Document Description

99.1	Unaudited Condensed Consolidated Financial Statements as of June 30, 2021.

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ironSource Ltd.

By:	/s/ Assaf Ben Ami
Name:	Assaf Ben Ami
Title:	Chief Financial Officer

Date: September 29, 2021